DANIEL R. STOLZER EXECUTIVE VICE PRESIDENT AND SENIOR COUNSEL ONE PENN SQUARE, LANCASTER, PA 17602 PHONE: 717.672.2089 EMAIL: DSTOLZER@FULT.COM

May 3, 2022

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: David Gessert

Re:	Fulton Financial Corporation
Form S-4 Registration Statement
File No. 333-264399

Dear Mr. Gessert:

Pursuant to Rule 461 of the Commission’s rules, Fulton Financial Corporation (“Fulton”) hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that the Registration Statement would become effective at 5:00 p.m. on Thursday, May 5, 2022, or as soon after your receipt of our filing as practicable.

Fulton understands that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (717) 672-2089 or Kimberly J. Decker, of Barley Snyder, LLP, at (717) 399-1506, with any questions you may have concerning this request.

Sincerely,

/s/ Daniel R. Stolzer
Daniel R. Stolzer

cc:	Kimberly J. Decker, Barley Snyder, LLP
Natasha R. Luddington, SEVP, Chief Legal Officer and Corporate Secretary,
Fulton Financial Corporation